Exhibit 99.5


US
Global
China
Preclinical
Phase 1
Phase 2
Phase 3
Autologous
Hematologic Malignancies
MM* (BCMA)
LEGEND-2†
CARTIFAN-1
CARTITUDE-1
CARTITUDE-2
CARTITUDE-4
CARTITUDE-5
CARTITUDE-6
NHL-DLBCL† /ALL† (CD19 x CD20 x CD22)
MM (BCMA)‡
Solid Tumors
Gastric† (Claudin 18.2)
Pancreatic (Claudin 18.2)
HCC (GPC3) †
NSCLC (GPC3)
SCLC (DLL3)
Infectious Diseases
HIV (Undisclosed)

ALL, Acute lymphoblastic leukemia; BCMA, B-cell maturation antigen; DLBCL, diffuse large B-cell lymphoma; DLL3, delta-like ligand 3; GPC3, Glypican-3; HCC, hepatocellular carcinoma; HIV, human immunodeficiency virus; IIT, investigator-initiated trial; NHL, non-Hodgkin lymphomas; MM, multiple myeloma; NSCLC, non small cell lung cancer; SCLC, small cell lung cancer

*In collaboration with Janssen, Pharmaceutical Companies of Johnson & Johnson. †Phase 1 IIT in China. ‡Multiple allogeneic platforms are being developed.